SECURIT 02019040 IISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50476

RECEIVED MAR 0 1 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

AlphaTrade, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Financial Center
(No. and Street)

Boston	MA	02111-2621
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Philip J. Iudice 617-772-3570
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name — *if individual, state last, first, middle name*)

160 Federal Street	Boston	MA	02110
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 0 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Philip J. Iudice, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AlphaTrade, Inc., as of December 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Treasurer & Chief Financial Officer

Title

Notary Public MCE 8/16/02

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AlphaTrade Inc.
(A Wholly-owned Subsidiary of
Colonial Management Associates, Inc.)
Table of Contents

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
160 Federal Street
Boston MA 02110-9862
Telephone (617) 428 8400
Facsimile (617) 439 7393

Report of Independent Accountants

To the Board of Directors and Stockholder of
AlphaTrade Inc.
(A Wholly-owned Subsidiary of Colonial Management Associates, Inc.)

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of AlphaTrade Inc. (the "Company") at December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. This statement of financial condition is the responsibility of the Company's management; our responsibility is to express an opinion on this statement of financial condition based on our audit. We conducted our audit of this statement of financial condition in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit of the statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic statement of financial condition taken as a whole. The information contained in Schedules I, II and III is presented by management for the purposes of additional analysis and is not a required part of the basic statement of financial condition, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic statement of financial condition and, in our opinion, is fairly stated in all material respects in relation to the basic statement of financial condition taken as a whole.

PricewaterhouseCoopers LLP

February 27, 2002

AlphaTrade Inc.
(A Wholly-owned Subsidiary of Colonial Management Associates, Inc.)
Statement of Financial Condition
December 31, 2001

Assets		
Cash and cash equivalents	$	2,475,957
Deposit with clearing organization		50,000
Commissions receivable from clearing organization		114,336
Other		59
Total assets	$	2,640,352
Liabilities and stockholder's equity		
Liabilities:		
Commissions payable to broker-dealers and clearing organization	$	33,661
Income taxes payable		23,027
Accounts payable and accrued liabilities		13,001
Accounts payable to affiliates		61,227
Total liabilities		130,916
Commitments and Contingencies		
Stockholder's equity:		
Common stock, par value $.01; authorized - 100,000 shares; issued and outstanding - 100 shares		1
Additional paid-in capital		2,498,641
Retained earnings		10,794
Total stockholder's equity		2,509,436
Total liabilities and stockholder's equity	$	2,640,352

The accompanying notes are an integral part of this statement of financial condition.

1. Organization and Business

AlphaTrade Inc. (the "Company") is incorporated in the state of Massachusetts and functions as a fully-disclosed, introducing broker-dealer that limits its activities to the electronic execution of transactions of listed equity securities for investment companies, both open-end and closed-end mutual funds. The Company is a wholly-owned subsidiary of Colonial Management Associates, Inc. (the "Parent"), a Massachusetts corporation. The Parent is a subsidiary of Liberty Funds Group LLC ("LFG"), which, in turn, is a subsidiary of Fleet/Liberty Holdings, Inc. ("Fleet Holdings"). On November 1, 2001, FleetBoston Financial Corporation ("FleetBoston") acquired in a purchase accounting transaction (the "Acquisition") the asset management segment of Liberty Financial Companies, Inc. ("LFC"), which included the Company, the Parent and other affiliates of the Company. Fleet Holdings is an indirect majority-owned subsidiary of Fleet National Bank, N.A. ("Fleet Bank").

The Company is registered as a broker-dealer under the Securities Exchange Act of 1934 (the "Securities Act") and applicable state securities statutes and is a member of the National Association of Securities Dealers, Inc. ("NASD") and the Securities Investor Protection Corporation ("SIPC"). The Company clears all customer transactions through a third-party clearing broker-dealer, on a fully disclosed basis. Accordingly, the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. As such, the Company is exempt from the provisions of Rule 15c3-3 under the Securities Act.

2. Summary of Significant Accounting Policies

Use of Estimates
The accompanying statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of a statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the statement of financial condition. Actual amounts could differ from such estimates.

Income Taxes
For the period January 1, 2001 through October 31, 2001, Federal income taxes were provided for in accordance with a Federal income tax-sharing agreement between the Company and LFC. Pursuant to the tax-sharing arrangement, the Company was charged by LFC an amount equivalent to the federal and state income tax expense it would have recognized if separate company tax returns were filed.

Effective November 1, 2001, the Company is included in the consolidated Federal income tax return of FleetBoston and files separate state tax returns. For federal and state income taxes, the Acquisition was treated as the sale of the Company's assets to FleetBoston under Section 338(h)(10) of the Internal Revenue Code. Taxes resulting from this sale were settled with LFC at the time of the Acquisition. Accordingly, the current and deferred taxes recorded on the accompanying Statement of Financial Condition relate solely to those taxes arising in the post-Acquisition period. Deferred tax expense and benefit are recognized in income for the changes in deferred tax assets and liabilities. Under the terms of the present tax sharing arrangement, the Company computes income taxes as if it were a separate entity. For Federal income taxes the Company computes income taxes using a statutory tax rate of 35%.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

Cash and Cash Equivalents
Cash and cash equivalents include demand deposits held with an affiliate, Fleet Bank, and an investment of $2,360,623 in a money market mutual fund affiliated with Fleet Holdings.

Fair Value of Financial Instruments
As a registered broker-dealer, securities owned are recorded at market value. The fair value of all other financial assets and liabilities (consisting primarily of commissions receivable from clearing organization) are considered to approximate the recorded value due to the short-term nature of the financial instruments.

3. Related Party Transactions

Under a Services Agreement, the Company pays the Parent a monthly fee of $43,083 for all necessary administrative services, office space, equipment, and clerical, executive and supervisory personnel.

Due to related party transactions, the statement of financial condition may not be indicative of the financial position that would have existed if the Company had operated as an unaffiliated corporation.

4. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

As of December 31, 2001, the Company had net capital of $2,296,921, which was $2,288,193 in excess of its required net capital of $8,728. The Company's ratio of aggregate indebtedness to net capital as of December 31, 2001 was 0.06 to 1.

5. Commitments and Contingencies

In the normal course of business, the Company's customer activities involve the execution and settlement of customer transactions. These activities may expose the Company to off-balance sheet credit risk in the event that a customer is unable to fulfill its contractual obligation. Although the Company's customer accounts are carried by the clearing broker, the Company will indemnify the clearing broker for any losses sustained in the execution and settlement of customer transactions in the event that the customer is not able to fulfill its obligations.

6. Recapitalization

As part of the terms of the Acquisition, Fleet Bank settled the current and deferred tax liabilities (net of any related income tax assets) of the Company as of October 31, 2001 with LFC. The settlement of those net liabilities represents a non-cash capital transaction for the Company of $22,328, the impact of which has been reflected as an adjustment to additional paid-in capital. Additionally, the Company's retained earnings from prior periods of $1,808,625 and net income of $167,689 for the period January 1, 2001 through October 31, 2001 has been reclassified to additional paid-in capital. The impact of these adjustments and reclassifications (the "Recapitalization") are reflected in stockholder's equity.

AlphaTrade Inc.
(A Wholly-owned Subsidiary of Colonial Management Associates, Inc.)
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2001

Schedule I

Net Capital	
Total stockholder's equity	$ 2,509,436
Deductions and/or charges:	
Other assets	59
Net capital before haircuts on securities positions	2,509,377
Haircuts on securities positions	212,456
Net capital	$ 2,296,921
Aggregate Indebtedness	
Items included in the statement of financial condition:	
Commissions payable to broker-dealers and clearing organization	$ 33,661
Income taxes payable	23,027
Accounts payable and accrued liabilities	13,001
Accounts payable to affiliates	61,227
Total aggregate indebtedness	$ 130,916
Computation of Basic Net Requirements	
Minimum net capital required: 6 2/3% of aggregate indebtedness	$ 8,728
Excess net capital	$ 2,288,193
Excess net capital at 1000%	$ 2,283,829
Ratio: Aggregate indebtedness to net capital	0.06 to 1
Reconciliation with Company's Computation (included in Part II of Form X 17A-5 as of December 31, 2001)	
Net capital, as reported in the Company's Part II (unaudited) FOCUS report	$ 2,462,643
Adjustment to haircuts on securities positions	(165,244)
Adjustment to income taxes payable	(478)
Net capital per above	$ 2,296,921

AlphaTrade Inc.
(A Wholly-owned Subsidiary of
Colonial Management Associates, Inc.)
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2001 **Schedule II**

The Company operates pursuant to the exemptive provisions of (k)(2)(ii) under Rule 15c3-3 of the Securities and Exchange Commission.

AlphaTrade Inc.
(A Wholly-owned Subsidiary of
Colonial Management Associates, Inc.)
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2001 — Schedule III

The Company operates pursuant to the exemptive provisions of (k)(2)(ii) under Rule 15c3-3 of the Securities and Exchange Commission.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
160 Federal Street
Boston MA 02110-9862
Telephone (617) 428 8400
Facsimile (617) 439 7393

Report of Independent Accountants on Internal Control Required by SEC Rule 17a-5

The Board of Directors and Stockholder of
AlphaTrade Inc.

In planning and performing our audit of the financial statements and supplemental schedules of AlphaTrade Inc., (the "Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11); and

2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide

To the Board of Directors and Stockholder
of AlphaTrade Inc.

management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 27, 2002

AlphaTrade Inc.

(A Wholly-owned Subsidiary of
Colonial Management Associates, Inc.)
Statement of Financial Condition and
Supplementary Information
December 31, 2001
(With Independent Accountants' Report
and Supplemental Report on Internal Control)